SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES AND EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                  to

Commission file number 1-4802

BD 401(k) Plan

(FULL TITLE OF THE PLAN)

BECTON, DICKINSON AND COMPANY

(NAME OF ISSUER OF SECURITIES HELD PURSUANT TO THE PLAN)

1 Becton Drive
Franklin Lakes, New Jersey		07417-1880
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICER)		(ZIP CODE)
(201) 847-6800
(TELEPHONE NUMBER)

1.	FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE.

The following financial data for the Plan are submitted herewith:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2018

Notes to Financial Statements

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)

2.1	EXHIBITS.

See Exhibit Index for a list of Exhibits filed or incorporated by reference as part of this report.

ANNUAL REPORT ON FORM 11-K

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

BD 401(k) Plan

December 31, 2018 and 2017

With Report of Independent Registered Public

Accounting Firm

Annual Report on Form 11-K

BD 401(k) Plan

Financial Statements and Supplemental Schedule

December 31, 2018 and 2017

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrative Committee of

BD 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the BD 401(k) Plan (the Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2018 and 2017, and the changes in its net assets available for benefits for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since at least 1986, but we are unable to determine the specific year.

New York, NY

June 18, 2019

BD 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31, 2018	December 31, 2017
Assets
Investments at fair value:
Becton, Dickinson and Company Common Stock (2,117,373 units and 2,255,754 units, respectively)	$477,086,484	$482,866,701
Common collective trusts:
S&P 500 Index Fund	448,415,047	—
S&P Index I Fund	—	472,853,376
S&P 400 Index Fund	236,464,963	—
Mid Cap A Fund	—	283,592,032
All Country Equity Ex U.S. Fund	91,716,212	—
All Cap Equity Ex U.S. Fund	—	115,172,438
U.S. Small Cap I Fund	121,337,038	136,838,222
BlackRock Life Index Retirement	96,231,388	—
BlackRock Life Path Retirement	—	115,216,598
BlackRock Life Index 2020	210,476,329	—
BlackRock Life Path 2020	—	234,676,445
BlackRock Life Index 2025	114,616,461	—
BlackRock Life Path 2025	—	121,202,118
BlackRock Life Index 2030	223,070,909	—
BlackRock Life Path 2030	—	229,449,764
BlackRock Life Index 2035	112,168,102	—
BlackRock Life Path 2035	—	112,786,206
BlackRock Life Index 2040	176,319,097	—
BlackRock Life Path 2040	—	182,289,752
BlackRock Life Index 2045	67,301,877	—
BlackRock Life Path 2045	—	67,476,256
BlackRock Life Index 2050	65,219,260	—
BlackRock Life Path 2050	—	63,794,729
BlackRock Life Index 2055	20,578,944	—
BlackRock Life Path 2055	—	14,962,726
BlackRock Life Index 2060	7,424,628	—
BlackRock Life Path 2060	—	4,246,523
Fidelity Growth Co. Commingled Pool	102,707,838	—
Mutual Funds
American Beacon Bridgeway Large Cap Value Fund	28,329,355	32,039,439
Baird Aggregate Bond Fund	29,495,118	28,558,960
Fidelity Diversified Intl	—	20,815,843
Fidelity Growth Co	—	85,272,118
Vanguard International Growth Fund	18,891,661	—
Cash equivalents	25,489,046	13,004,374

Total investments at fair value	2,673,339,757	2,817,114,620
Investment contracts at contract value	422,241,472	421,277,119

Total investments	3,095,581,229	3,238,391,739

BD 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31, 2018	December 31, 2017
Notes receivable from participants	49,812,458	50,014,008
Contributions receivable - participants	3,603,094	4,476,403
Contributions receivable - company	1,824,841	2,036,289
Pending trade settlements	2,171,809	2,048,271

Total assets	$3,152,993,431	$3,296,966,710
Liabilities
Pending trade settlements	1,867,820	3,879,642
Investment management fees payable	464,654	374,937

Total liabilities	2,332,474	4,254,579

Net assets available for benefits	$3,150,660,957	$3,292,712,131

See accompanying notes.

BD 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2018

Additions
Participants’ contributions	$139,810,962
Rollover contributions	28,685,354
Company contributions	65,392,093
Interest income	13,310,096
Dividends	9,852,783

257,051,288
Deductions
Distributions to participants	257,370,904
Administrative expenses and other	189,166

257,560,070
Net depreciation in fair value of investments	(141,542,392)

Net decrease in net assets available for benefits	(142,051,174)
Net assets available for benefits at beginning of year	3,292,712,131

Net assets available for benefits at end of year	$3,150,660,957

See accompanying notes.

BD 401(k) Plan

Notes to Financial Statements

December 31, 2018

1. Significant Accounting Policies

Basis of Accounting

The accounting records of the BD 401(k) Plan (the Plan) are maintained on the accrual basis of accounting.

Cash Equivalents

The Plan considers all highly-liquid investments with a maturity of 90 days or less when purchased to be cash equivalents.

Benefit Payments

Benefit payments are recorded when paid.

Administrative Expenses

Investment management fees, brokerage fees, commissions, stock transfer taxes, and other expenses related to each investment fund are paid out of the respective fund. Other expenses, such as trustee fees, and other administrative expenses are shared by Becton, Dickinson and Company (the Company) and the Plan. Expenses that are paid by the Company are excluded from these financial statements.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 and December 31, 2017. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan is reduced and a benefit payment is recorded. At December 31, 2018, the interest rates on notes receivable from participants ranged from 4.25% to 10.50% with maturities ranging from 2019 to 2038.

1. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value with the exception of the stable value fund noted below. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurements.

Plan participants have the option of investing in a stable value fund which is a separately managed account on behalf of the Plan. The stable value fund purchases synthetic investment contracts (synthetic GICs) on behalf of the Plan. These investment contracts are recorded at contract value (see Note 4). Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Recent Accounting Pronouncements

In July 2018, the FASB issued Accounting Standards Update (ASU) 2018-09, “Codification Improvements”, which, among other things, amends an illustrative example of a fair value hierarchy disclosure to indicate that a certain type of investment should not always be considered to be eligible to use the net asset value per share practical expedient. Also, it further clarifies that an entity should evaluate whether a readily determinable fair value exists or whether its investments qualify for the net asset value per share practical expedient in accordance with Accounting Standards Codification Topic 820, “Fair Value Measurement”. Adoption of the amended guidance, which is to be applied prospectively, affects the fair value disclosures, but does not change the fair value measurement of the investments.

The Plan adopted ASU 2018-09 for the year ended December 31, 2018. In connection with the adoption, the Plan has prospectively included certain investments in the fair value hierarchy disclosure (in Note 3) that were previously excluded from such disclosure because those investments previously used the net asset value per share practical expedient.

Recent Accounting Pronouncements (continued)

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement,” which eliminates, adds and modifies certain disclosure requirements for fair value measurements, including eliminating the requirement to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, and requiring disclosure of the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The new guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption, either of the entire standard or only the provisions that eliminate or modify requirements, is permitted. The Company has evaluated the disclosure requirements of this standard and does not expect it to have a material impact on the Company’s financial statements.

2. Description of the Plan

General

The Plan is a defined contribution plan established for the purpose of encouraging and assisting employees in following a systematic savings program in various types of investments, including stock of Becton, Dickinson and Company. Full-time and part-time employees of Becton, Dickinson and Company and certain of its domestic subsidiaries are eligible for participation in the Plan on the first enrollment date coincident with or next following their date of hire. Becton, Dickinson and Company is the sponsor of the Plan. In 2017, the Plan was modified to allow for automatic enrollment.

Fidelity Management Trust Company is the Plan trustee and Fidelity Workplace Services, LLC is the Plan record-keeper.

Eligible employees who are members of the Plan can authorize a payroll deduction for a contribution to the Plan in an amount per payroll period equal to any selected whole percentage of pay from 2% to 60%. For purposes of the Plan, total pay includes base pay, overtime compensation, commissions and bonuses paid.

For 2018, pre-tax contributions are subject to annual Internal Revenue Code limitations of $18,500, plus a catch-up contribution of $6,000 for participants age 50 and older.

Individual employee contributions of up to 6% of total pay are eligible for a matching Company contribution. The Board of Directors of the Company may, within prescribed limits, establish, from time to time, the rate of Company contributions. The Plan authorizes the Company to make bi-weekly contributions to the Plan in an amount equal to 75% of eligible employee contributions during said period less any forfeitures.

Employee contributions can be in either pre-tax 401(k) dollars or after-tax dollars or a combination of both. Employee contributions in pre-tax dollars result in savings going into the Plan before most federal, state or local taxes are withheld. Taxes are deferred until the employee withdraws the 401(k) contributions from the Plan.

Please refer to the plan document for additional details.

Description of the Plan (continued)

Participating employees are not liable for federal income taxes on amounts earned in the Plan or on amounts contributed by the Company until such time that their participating interest is distributed to them. In general, a participating employee is subject to tax on the amount by which the distribution paid to the employee exceeds the amount of after-tax dollars the employee has contributed to the Plan.

Employee contributions are invested, at the option of the employee, in any of the available funds in 1% increments.

The Plan offered the following common collective trust funds in 2017; The Life Path Retirement Fund, Life Path 2020 Fund, Life Path 2025 Fund, Life Path 2030 Fund, Life Path 2035 Fund, Life Path 2040 Fund, Life Path 2045 Fund, Life Path 2050 Fund, Life Path 2055 Fund, and Life Path 2060 Fund. These funds are common collective trusts managed by Black Rock, Inc. and designed for investors expecting to retire around the year indicated in each fund’s name. These funds were transferred to index funds at Black Rock, Inc. during 2018. The index funds have the same investment strategy as the previously held funds, however, offer the Plan a more cost effective option. Also offered in 2018 and 2017 is a stable value fund which is a separately managed account for the Plan investing in Synthetic GICs, managed by Invesco Advisors, Inc.

At December 31, 2017, the Plan also held the S&P Index I Fund, the Mid Cap A Fund, the All Cap Equity Ex U.S. Fund, and the U.S. Small Cap I Fund, which are custom unitized products offered by Fidelity Investments. Each of these funds invested in a State Street commingled pool. These assets were managed by State Street Global Advisors and offer participants a wide variety of equity investments. In 2018, Northern Trust became investment manager of these funds and the investments were moved to similar funds offered by Northern Trust. The Northern Trust Funds are the S&P 500 Index Fund, the S&P 400 Index Fund, and the All Country Equity Ex U.S. Fund. The S&P Index I Fund, in 2017, and the S&P 500 Index Fund in 2018, seek investment returns that approximate the performance of the S&P 500. The Mid Cap A Fund, in 2017, and the S&P 400 Index fund in 2018, seek investment returns that approximate the performance of the S&P MidCap 400 index. The All Cap Equity Ex U.S. Fund, in 2017, and the All Country Equity Ex U.S. Fund in 2018, seek investment result that corresponds generally to the total return performance of a broad-based index of world (ex-U.S.) equity markets. The U.S. Small Cap I Fund, in both 2018 and 2017, seeks total returns through investment primarily in small-capitalization equity securities.

At December 31, 2017, Fidelity Investments also managed two other mutual funds: The Fidelity Diversified International Fund, which invested primarily in non-U.S. securities seeking capital growth, and the Fidelity Growth Company Fund, which invests primarily in common stocks and foreign issuers that Fidelity Investments believes offer the potential for above-average growth. On May 4, 2018, the Fidelity mutual funds were transferred to the Fidelity Growth Company Commingled

2. Description of the Plan (continued)

Pool, a common collective trust, which seeks to provide capital appreciation over a market cycle relative to the Russell 3000 Growth Index through the active management of equities across a broad segment of the equity markets.

The American Beacon Bridgeway Large-Cap Value Fund is a mutual fund managed by American Beacon Advisors. This fund invests in a diversified portfolio of large capitalization companies that are listed on the New York Stock Exchange and NASDAQ Stock Exchange. The Baird Aggregate Bond Fund is a mutual fund managed by Baird Advisors and invests in debt securities rated investment-grade at the time of purchase. Additionally, in 2018, the Vanguard International Growth Fund, which is managed by Vanguard was added as an investment option. This Vanguard fund focuses on non-U.S. companies with high growth potential.

During both 2018 and 2017, Fidelity Investments is the investment manager for Becton, Dickinson and Company Common Stock Fund, which is invested in shares of the Company’s common stock and is also a custom unitized fund. On March 23, 2009, the Board of Directors approved a resolution such that a participant whose Company stock fund balance is 10% or less of their total Plan balance may not elect to invest more than 10% of future contributions in the Company stock fund, and a participant whose Company stock fund balance is greater than 10% of their total Plan balance may not elect to invest any future contributions in the Company stock fund. However, if a participant’s balance was greater than 10% of their total Plan balance, as of the effective date, July 30, 2009, the funds did not need to be reallocated. Contributions to the Company Common Stock Fund are comprised of both employee contributions, as well as employer matching contributions.

Any portion of the Plan’s assets, pending permanent investment or distribution, may be held on a short-term basis in cash or cash equivalents. The Vanguard Federal Money-Market account is a holding account and represents funds received awaiting allocation to an investment fund.

The Plan also has loan provisions whereby employees are allowed to take loans on their vested account balances. Loans originating during a year bear a fixed rate of interest which is set quarterly. Total loans to a participant cannot exceed the lesser of 50% of the participant’s vested balance or $50,000. Loans for any general purpose can have a term of up to 5 years. Loans for the purchase of a home can be for up to 20 years. Employees are required to make installment payments at each payroll date. In case of termination, if the participant’s account balance is less than $1,000 the outstanding balance of a loan becomes due and payable upon the termination. If the participant elects not to repay the outstanding balance, the loan is canceled and deemed a distribution under the Plan. If the participant’s account balance is $1,000 or greater at the time of termination, the participant may elect to repay the outstanding loan balance or to continue to make monthly loan repayments on any outstanding loan balance. If the participant elects not to make monthly loan repayments and elects not to repay the outstanding balance, the loan is canceled and deemed a distribution under the Plan.

2. Description of the Plan (continued)

The Plan provides for vesting in employer matching contributions based on years of service as follows:

Full Years of Service	Percentage
Less than 2 years	–%
2 years but less than 3 years	50
3 years but less than 4 years	75
4 years or more	100

Participants may become fully vested on the date of termination of employment by reasons of death, retirement or disability, or attainment of age 65. Participants may be partially vested under certain conditions in the event of termination of employment or participation in the Plan for any other reason. Non-vested Company contributions forfeited by participants are applied to reduce future Company contributions. Participants’ contributions are always 100% vested. Unallocated forfeitures balances as of December 31, 2018 and December 31, 2017, were approximately $2,067,061 and $321,644, respectively. For the year ended December 31, 2018, forfeitures used to reduce Company matching contributions were $466,558.

The Board of Directors of the Company reserves the right to terminate, modify, alter or amend the Plan at any time and at its own discretion, provided that no such termination, modification, alteration or amendment shall permit any of the funds established pursuant to the Plan to be used for any purpose other than the exclusive benefit of the participating employees. The right to modify, alter or amend includes the right to change the percentage of the Company’s contributions.

Payment of Benefits

Upon separation from service with the Company due to retirement, a participant whose vested account balance exceeds $1,000 may elect to receive either a lump-sum payment or may elect to receive the balance in their account over a period of 2 to 15 years in monthly, quarterly, or annual installments. They may also elect to leave their balance in the Plan until April 1st of the calendar year following the year in which they turn 70.5 years of age.

Upon separation from service with the Company due to termination, a participant whose vested account balance exceeds $1,000 may elect to receive a lump-sum payment. They may also elect to leave their balance in the Plan until April 1st of the calendar year following the year in which they turn 70.5 years of age.

If the participant dies, the participant’s beneficiary will receive a lump sum distribution of their balance. If the beneficiary is the participant’s spouse, he/she may elect to defer payment to a later date.

2. Description of the Plan (continued)

If the participant becomes disabled and qualifies for Social Security benefits, they may elect to receive a lump sum distribution of their account; otherwise, the account will remain active until the earlier of the date they turn age 65 or their death.

If upon termination or retirement, a participant’s vested account balance is $1,000 or less, they will automatically receive a cash lump-sum distribution equal to their vested account balance as soon as administratively possible after the participant’s termination or retirement.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan which is subject to The Employee Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, participants will become 100% vested in their accounts.

3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

3. Fair Value Measurements (continued)

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the value measurement. Valuation techniques need to maximize the use of observable inputs and minimize the use of unobservable inputs.

There have been no changes in the valuation methodologies used for assets measured at fair value as described below from December 31, 2017 to December 31, 2018.

Following is a description of the valuation methodologies used for assets measured at fair value:

Common collective trusts: Valued at the net asset value of shares held by the Plan at year end. These assets carry no restriction on redemption.

Cash equivalents: Comprised of investments in an institutional money market fund that permits daily redemption, the fair value of which is based upon the quoted price in active markets provided by the financial institution managing this fund.

Company common stock: Valued at the closing price reported on the active market in which the security is traded.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end, which are actively traded on an open market.

The Plan’s Investment Committee is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan’s investments. In determining the reasonableness of the methodology used, the Investment Committee evaluates a variety of factors, including review of existing contracts, economic conditions, industry and market developments and overall credit ratings.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2018 and December 31, 2017. During the year ended December 31, 2018 there were no significant transfers of assets between Levels 1, 2 and 3.

3. Fair Value Measurements (continued)

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Common collective trusts (1)	2,094,048,093	—	—	2,094,048,093
Cash equivalents	25,489,046	—	—	25,489,046
Mutual funds	76,716,134			76,716,134
Company common stock	477,086,484	—	—	477,086,484

Total investments at fair value	2,673,339,757	—	—	2,673,339,757

	Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Investments measured at net asset value (2)		—	—	2,154,557,185
Cash equivalents	13,004,374	—	—	13,004,374
Mutual funds	166,686,360			166,686,360
Company common stock	482,866,701	—	—	482,866,701

Total investments at fair value	$662,557,435	—	—	$2,817,114,620

(1)

As noted above, the Plan adopted ASU 2018-09 for the year ended December 31, 2018. In connection with the adoption, the Plan has prospectively included certain investments in the fair value hierarchy disclosure that were previously excluded from such disclosure because those investments previously used the net asset value per share practical expedient.

(2)

The common collective trusts, which are measured at fair value using the net asset per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amount presented in the above table is intended to permit reconciliation of the fair value hierarchy to the amount presented in the statement of net assets available for benefit. There are no restrictions on redemption.

4. Fully Benefit-Responsive Investment Contracts

Investment contracts represent Synthetic GICs. A Synthetic GIC consists of units of various collective trust funds that hold high quality fixed income securities, accompanied by one or more insurance company wrap contracts under which the issuer agrees to purchase fund assets at book value if a sale is needed in order to make benefit payments.

In determining the net assets available for benefits, the Synthetic GICs are recorded at net contract value. Because the Synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable

4. Fully Benefit-Responsive Investment Contracts (continued)

to the Synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Certain events could allow the issuers of the Synthetic GICs to terminate fully benefit-responsive investment contracts with the Plan and settle for an amount different from contract value. Examples of such events would include (i) the Plan’s loss of tax-exempt status, (ii) a material breach of responsibility by the Plan which cannot be corrected, or (iii) adverse changes to provisions of the Plan. The Plan administrator does not believe that the occurrence of any such event, which would cause termination of a contract for an amount different from contract value is probable.

The Synthetic GICs do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date. Each contract is subject to early termination penalties that may be significant.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 7, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to receiving the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator will take the necessary steps to ensure that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, will remain qualified and the related trust will remain tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2018, there are no

5. Income Tax Status (continued)

uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. Party-In-Interest Transactions

During the year, the Plan purchased and sold 76,023 and 220,039 units, respectively, of the Company’s common stock and recorded $6,546,258 in dividends on the common stock from the Company. Also, Northern Trust funds of the Plan are managed by Northern Trust Company, Inc., whereas Black Rock funds are managed by Black Rock, Inc., and Fidelity funds are managed by the Plan trustee (Fidelity Management Trust Company) and Vanguard funds are managed by The Vanguard Group, Inc. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. Subsequent Events

Effective January 1, 2019, the Bard Employees’ Saving Trust 401(k) Plan was merged into the Plan. Approximately $699 million of assets and 7,600 participants became part of the Plan as of that date.

Supplemental Schedule

BD 401(k) Plan

EIN #22-0760120 Plan #011

Schedule H, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2018

Identity of Issuer, Borrower, Lessor or Similar Party, and Description of Investment	Number of units/shares	Fair Value
Fidelity Investments
Becton, Dickinson and Company Common Stock	2,234,102	$477,086,484

Northern Trust
S&P 500 Index Fund	4,307,541	448,415,047
S&P 400 Index Fund	2,525,525	236,464,963
All Country Equity Ex U.S. Fund	917,162	91,716,212
U.S. Small Cap I Fund	43,825,470	121,337,038

BlackRock
Life Path Index Retirement	9,570,977	96,231,388
Life Path Index 2020	20,904,645	210,476,329
Life Path Index 2025	11,406,325	114,616,461
Life Path Index 2030	22,233,055	223,070,909
Life Path Index 2035	11,197,998	112,168,102
Life Path Index 2040	17,632,968	176,319,097
Life Path Index 2045	6,746,852	67,301,877
Life Path Index 2050	6,547,724	65,219,260
Life Path Index 2055	2,066,782	20,578,944
Life Path Index 2060	745,864	7,424,628

Fidelity Investments
Fidelity Growth Co Commingled Pool	5,630,912	102,707,838

American Beacon Advisors
American Beacon Bridgeway Large Cap Value Fund	1,252,957	28,329,355

Baird Advisors
Baird Aggregate Bond Fund	2,801,056	29,495,118

Vanguard Advisors
Vanguard International Growth Fund	238,471	18,891,661

Cash equivalents		1,158,092
Cash equivalents-Vanguard Federal Money Market Fund		2,520,216
Cash equivalents-Fidelity Short Term Investment Fund		21,810,738

Total investments at fair value		$2,673,339,757

BD 401(k) Plan

EIN #22-0760120 Plan #011

Schedule H, Line 4(i) – Schedule of Assets (continued)

(Held at End of Year)

Identity of Issuer, Borrower, Lessor or Similar Party, and Description of Investment	Contract Value
Investment contracts at contract value
Voya Retirement & Annuity GIC #60396 due at 2.42%
IGT Invesco Short-term Bond Fund	$63,955,894
IGT Dodge & Cox Core Fixed Income Fund	11,119,401
Wrapper	934,954

76,010,249
Prudential Insurance Co. GIC #GA-62465, due at 3.07%
IGT Jennison Intermediate Fund	28,961,105
IGT PIMCO Intermediate Fund	21,673,220
IGT Invesco Intermediate Fund	28,870,095
IGT Invesco Short-Term Bond Fund	23,878,213
Wrapper	(252,550)

103,130,083
MET Tower Life GIC #38005, due at 2.80%
IGT BlackRock Intermediate Fund	20,394,260
IGT Invesco Intermediate Fund	15,182,930
IGT Jennison Intermediate Fund	15,202,927
Wrapper	501,264

51,281,381
RGA GIC BECTIN-0812-01, due at 2.67%
IGT Invesco Short-term Bond Fund	59,636,759
IGT Invesco Core Fixed Income Fund	21,809,610
IGT BlackRock Core Fixed Income Fund	14,191,484
Wrapper	1,098,391

96,736,244
Transamerica GIC #MDA 00591TR due at 2.76%
IGT BlackRock Core Fixed Income Fund	7,453,732
IGT PIMCO Core Fixed Income Fund	21,518,978
IGT Dodge & Cox Core Fixed Income Fund	10,243,229
IGT Invesco Short-term Bond Fund	54,938,548
Wrapper	929,028

95,083,515

Total investment contracts at contract value	422,241,472
Notes receivable from participants – Interest rates ranging from 4.25% to 10.50%; maturities ranging from 2019 to 2038	49,812,458

Assets held at end of year	$3,145,393,687

BD 401(k) Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee of Becton, Dickinson and Company, the Plan Administrator of the BD 401(k) Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BD 401(k) Plan

Date: June 18, 2019	/s/ Greg Rodetis, Member, Plan Administrative Committee

Exhibits

Exhibit No.	Document

23	Consent of Independent Registered Public Accounting Firm